SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2009. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services, including the mandated change beginning in 2011 to an expanded “bundled” Medicare reimbursement system for dialysis services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of pending and future health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in the cost of pharmaceuticals and utilization patterns;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

•	changes in raw material and energy costs; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Important factors that could contribute to such differences are noted in this report in the section entitled “Interim Report of Management’s Discussion and Analysis for the three months ended March 31, 2010 and 2009” and in Note 9 of the Notes to Consolidated Financial Statements (Unaudited), “Commitments and Contingencies” and in our Annual Report on Form 20-F for the year ended December 31, 2009 under “Risk Factors” and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2009.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $65 billion worldwide market with expected annual worldwide patient growth of around 6%. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants, increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of end-stage renal disease (“ESRD”); improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

A majority of our U.S. dialysis services are paid for by the Medicare program. Medicare payments for dialysis services are based on a composite rate which includes a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the new average sales price reimbursement system established by the MMA.

For calendar year 2010, the Centers for Medicare and Medicaid Services (“CMS”) kept the drug add-on amount constant at the 2009 rate of $20.33 per treatment, while it increased the base portion of the composite rate by

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

1% pursuant to the requirement in the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”). As a result, the drug add-on amount, constant in dollar terms, declined to 15% of the total per-treatment payment in 2010. The base portion of the composite rate, unlike many other payment rates in Medicare, has not been automatically updated each year. As a result, this portion of the composite payment rate has not received an annual update in the absence of a statutory change. In MIPPA, Congress provided for a 1.0% increase in the base portion of the composite rate in 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. For 2010, the base composite rate is $135.15 for both independent and hospital-based facilities, an increase of 1.0% from the 2009 rate. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”) used in 2008. In 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities are now paid according to the CBSA rate. For 2010, CMS reduced the wage index floor from 0.70 to 0.65. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4.B, “Business Overview – Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2009.

Certain other items and services that we furnish at our dialysis centers are not now included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. MIPPA requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services included in the composite rate, (ii) all ESAs and other pharmaceuticals (other drugs and biologicals, other than vaccines) furnished to the patients that were previously reimbursed separately, (iii) diagnostic laboratory tests and (iv) other services furnished to individuals for the treatment of ESRD. The initial bundled reimbursement rate will be set based on 98% of estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system using the lowest per patient utilization data from 2007, 2008 or 2009 for all Medicare beneficiaries. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of Health and Human Services (“HHS”) deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a “market basket” of dialysis items and services to be determined by HHS minus 1%. MIPPA requires, CMS to implement pay-for-performance standards, effective in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%. Facility quality standards are expected to be limited at the outset to anemia management and hemodialysis adequacy and facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect in November 2010 to become fully subject to the new system starting in January 2011. MIPPA extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. On September 29, 2009, CMS published a proposed rule implementing the case-mix adjusted bundled prospective payment system (“PPS”) for ESRD dialysis facilities in accordance with MIPPA. If implemented in its current form, the provisions of the proposed rule relating to case mix and transition adjustments would result in reimbursement reductions. The proposed rule, if

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

adopted without further changes, would fail to provide adequate funding for ESRD facilities’ delivery of oral ESRD medications currently covered under Medicare Part D and would not adequately address the coordination of secondary insurance coverage. While it is clear that the expanded ESRD bundled payment system will materially affect how the Company is paid for pharmaceuticals and other items and services, the Company cannot estimate the overall effect of the new system on its business until adoption of the final CMS regulations.

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “PPACA”). PPACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. PPACA does not modify the dialysis reimbursement provisions of MIPPA. PPACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact to our business from PPACA’s integrated care and commercial insurance consumer protection provisions.

On February 17, 2010, the Department of Veterans Affairs (“VA”) issued proposed reimbursement rules that would reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. If the proposed rules are implemented as currently proposed, we expect to experience variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

We have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. The general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months
	ended March 31,
	2010	2009
	(in millions)

Total revenue
North America	$1,961	$1,774
International	943	804

Totals	2,904	2,578

Inter-segment revenue
North America	1	–
International	21	18

Totals	22	18

Total net revenue
North America	1,960	1,774
International	922	786

Totals	2,882	2,560

Amortization and depreciation
North America	72	64
International	50	40
Corporate	3	1

Totals	125	105

Operating income
North America	306	272
International	151	147
Corporate	(34)	(23)

Totals	423	396

Interest income	6	4
Interest expense	(73)	(78)
Income tax expense	(128)	(111)
Net Income	228	211
Less: Net Income attributable to Noncontrolling interest	(17)	(13)

Net Income attributable to FMC-AG & Co. KGaA	$211	$198

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

Three months ended March 31, 2010 compared to three months ended March 31, 2009

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
	For the three months
	ended		Change in %
	March 31,			at constant
	2010	2009	as reported	exchange rates

Number of treatments	7,508,564	7,041,174	7%
Same market treatment growth in %	4.2%	4.4%
Revenue in $ million	2,882	2,560	13%	10%
Gross profit as a % of revenue	33.5%	33.7%
Selling, general and administrative costs as a % of revenue	18.0%	17.3%
Net income attributable to FMC-AG & Co. KGaA in $ million	211	198	7%

We provided 7,508,564 treatments during the first quarter of 2010, an increase of 7% over the same period in 2009. Same market treatment growth contributed 4%, growth from acquisitions contributed 2% and the effect of additional treatments related to beginning of the year holiday scheduling in 2010 as compared to the same period in 2009 contributed 1%.

At March 31, 2010, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,580 clinics compared to 2,448 clinics at March 31, 2009. During the first quarter of 2010, we acquired 23 clinics, opened 17 clinics and combined or closed 13 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 198,774 at March 31, 2010 from 187,476 at March 31, 2009. Including 30 clinics managed but not consolidated in the U.S., the total number of patients was 200,516.

Net revenue increased by 13% (10% at constant exchange rates) for the quarter ended March 31, 2010 over the comparable period in 2009 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue grew by 13% to $2,171 million (11% at constant exchange rates) in the first quarter of 2010 mainly due to increases in revenue per treatment of 5%, growth in same market treatments of 4% and contributions from acquisitions of 2%, as well as a positive effect from exchange rate fluctuations of 2%.

Dialysis product revenue increased by 12% to $711 million (increased by 5% at constant exchange rates) in the same period driven by increased sales of hemodialysis products, especially of solutions and concentrates, and sales of dialyzers and bloodlines as well as products for acute care treatments. Foreign exchange fluctuations contributed 7%.

The decrease in gross profit margin reflects a decrease in gross profit margin in the International segment, partially offset by an increase in North America. The decrease in International was due to the positive effect of an inventory adjustment during the first quarter of 2009. The increase in North America was due to increased revenue per treatment, partially offset by cost increases for and increased utilization of pharmaceuticals such as iron and epogen as well as higher personnel expense.

Selling, general and administrative (“SG&A”) expenses increased to $518 million in the first quarter of 2010 from $444 million in the same period of 2009. SG&A costs as a percentage of sales increased to 18.0% in the first quarter of 2010 from 17.3% in the same period of 2009. The increase in North America was due to higher personnel expenses, partially offset by economies of scale, while the increase in the International segment was mainly due to the one-time revaluation of the balance sheet of our operations in Venezuela which was required as a result of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

highly inflationary economy of that country and the devaluation of the local currency, partially offset by foreign currency exchange gains and economies of scale. Corporate SG&A expenses also increased due to foreign currency exchange effects. Bad debt expense for the first quarter of 2010 was $60 million as compared to $53 million for the first quarter of 2009, representing 2.1% of sales for the three-month periods ending March 31, 2010 and 2009.

Research and development (“R&D”) expenses remained unchanged at $23 million in the first quarter of 2010 as compared to the same period in 2009.

Operating income increased to $423 million in the first quarter of 2010 from $396 million for the same period in 2009. Operating income margin decreased to 14.7% for the period ending March 31, 2010 from 15.5% for the same period in 2009 as a result of the decrease in gross profit margin as noted above and the increased SG&A expenses as a percentage of sales as described above.

Interest expense decreased by 7% to $73 million in the first quarter of 2010 from $78 million for the same period in 2009 mainly as a result of decreased short-term interest rates.

Income tax expense increased to $128 million for the first quarter of 2010 from $111 million for the same period in 2009 mainly as a result of higher income in 2010 and the impact of a slightly higher effective tax rate for the first quarter 2010, which increased to 35.8% from 34.3% for the first quarter of 2009.

Net income attributable to FMC-AG & Co. KGaA for the first quarter of 2010 increased to $211 million from $198 million for the same period in 2009 as a result of the combined effects of the items discussed above.

We employed 69,329 people (full-time equivalents) as of March 31, 2010 compared to 65,670 as of March 31, 2009, an increase of 5.6% primarily due to overall growth in our business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	For the three months
	ended
	March 31,
	2010	2009	Change in %

Number of treatments	5,034,516	4,744,551	6%
Same market treatment growth in %	4.1%	3.2%
Revenue in $ million	1,960	1,774	10%
Depreciation and amortization in $ million	72	64	13%
Operating income in $ million	306	272	13%
Operating income margin in %	15.6%	15.3%

Revenue

Treatments increased by 6% for the three months ended March 31, 2010 as compared to the same period in 2009 mostly due to same market growth of 4%, contributions from acquisitions of 1% and the effect of additional treatments related to beginning of the year holiday scheduling in 2010 as compared to the same period in 2009 of 1%. At March 31, 2010, 133,105 patients (a 5% increase over the same period in the prior year) were being treated in the 1,788 clinics that we own or operate in the North America segment, compared to 127,121 patients treated in 1,714 clinics at March 31, 2009. Average North America revenue per treatment was $348 for the three months ended March 31, 2010 and $332 in the same period in 2009. In the U.S., the average revenue per treatment was $355 for the three months ended March 31, 2010 and $338 for the same period in 2009. The increase was mainly attributable to a revenue per treatment increase, including increased commercial payor revenue, increased utilization of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

pharmaceuticals, including iron, Medicare reimbursement increases for pharmaceuticals (ASP (average selling price) +6%) and the 1% 2010 Medicare composite rate increase.

Net revenue for the North America segment for the first quarter of 2010 increased as a result of increases in dialysis care revenue by 12% to $1,760 million from $1,577 million in the same period of 2009 and in dialysis product revenue by 1% to $200 million from $197 million in the first quarter of 2009.

The dialysis care revenue increase was driven by increased revenue per treatment of 5%, same market treatment growth of 4% and contributions from acquisitions of 2%, as well as the effect of one more dialysis day in 2010 than in 2009 of 1%. The administration of EPO represented approximately 20% of total North America dialysis care revenue for the three-month period ended March 31, 2010 and 20% for the three-month period ended March 31, 2009.

The dialysis product revenue increase was driven mostly by increased sales of bloodlines and hemodialysis solutions as well as higher pricing, increased volumes and royalties in the pharmaceuticals business, partially offset by lower machine sales and lower peritoneal dialysis sales.

Operating Income

Operating income increased to $306 million for the three-month period ended March 31, 2010 from $272 million for the same period in 2009. Operating income margin increased to 15.6% for the first quarter of 2010 from 15.3% for the same period in 2009, primarily due to higher revenue per treatment and economies of scale, partially offset by higher personnel expenses and cost increases for and higher utilization of pharmaceuticals such as iron and epogen. Cost per treatment increased to $290 in the first quarter of 2010 from $282 in the same period of 2009.

International Segment

	Key Indicators for International Segment
	For the three months
	ended		Change in %
	March 31,			at constant
	2010	2009	as reported	exchange rates

Number of treatments	2,474,048	2,296,623	8%
Same market treatment growth in %	4.3%	7.3%
Revenue in $ million	922	786	17%	8%
Depreciation and amortization in $ million	50	40	27%
Operating income in $ million	151	147	3%
Operating income margin in %	16.4%	18.7%

Revenue

Treatments increased by 8% in the three months ended March 31, 2010 over the same period in 2009 mainly due to same market growth of 4% and contributions from acquisitions of 4%. As of March 31, 2010, 65,669 patients (a 9% increase over the same period of the prior year) were being treated at 792 clinics that we own, operate or manage in the International segment compared to 60,355 patients treated at 734 clinics at March 31, 2009. Average revenue per treatment increased to $166 from $151 due to the strengthening of local currencies against the U.S. dollar ($13) as well as increased reimbursement rates and changes in country mix ($2).

Net revenues for the International segment for the three-month period ended March 31, 2010 increased by 17% (8% increase at constant exchange rates) as compared to the same period in 2009 as a result of an increases in both

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

dialysis care and dialysis product revenues. Organic growth during the period was 6% and acquisitions contributed approximately 2%, while exchange rate fluctuations accounted for 9%.

Including the effects of acquisitions, European region revenue increased 15% (7% increase at constant exchange rates), Latin America region revenue increased 25% (11% increase at constant exchange rates), and Asia Pacific region revenue increased 20% (9% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first quarter of 2010 by 19% (9% increase at constant exchange rates) to $411 million from $346 million in the same period of 2009. This increase is a result of same market treatment growth of 4%, and increase in contributions from acquisitions of 4% and the positive impact increases in revenue per treatment of 1%. Exchange rate fluctuations contributed 10%.

Total dialysis product revenue for the first quarter of 2010 increased by 16% (7% increase at constant exchange rates) to $511 million from $440 million in the same period of 2009. The increase in product revenue was driven by increased sales of hemodialysis solutions and concentrates, dialyzers and bloodlines as well as increased sales of hemodialysis machines. Exchange rate fluctuations contributed 9%.

Operating Income

Operating income increased by 3% to $151 million for the three-month period ended March 31, 2010 from $147 million for the same period in 2009. Operating income margin decreased to 16.4% for the three-month period ended March 31, 2010 from 18.7% for the same period in 2009 due to the positive effect of an inventory adjustment in the same period in 2009 and due to the one-time revaluation of the balance sheet of our operations in Venezuela which was required as a result of the highly inflationary economy of that country and the devaluation of the local currency partially offset by favorable foreign exchange translation effects in Europe and Latin America and economies of scale.

Inflationary Accounting

As we are subject to foreign exchange risk, we monitor the economic conditions of the countries in which we operate, including Venezuela. Effective January 1, 2010, our operations in Venezuela are considered to be operating in a highly inflationary economy, as the Venezuelan economy exceeded the three year cumulative inflation rate of 100% during the fourth quarter of 2009. We use a blend of the National Consumer Price Index and the Consumer Price Index to determine whether Venezuela is a highly inflationary economy. As a result, our financial statements of our subsidiaries operating in Venezuela have been remeasured as if their functional currency were the U.S. dollar. All gains and losses resulting from the remeasurement of assets and liabilities are reflected in current earnings.

In addition, on January 8, 2010, and effective as of January 11, 2010, the Venezuelan government instituted a two-tier official exchange rate system, resulting in the devaluation of the official rate of the bolivar relative to the U.S. dollar. The rate was previously 2.15 bolivars per $1. A “preferential rate” of 2.6 bolivars per $1 was established for essential items such as medical, food and heavy machinery. All other non-essential items will be imported at the “oil rate” of 4.3 bolivars per $1. Consequently, we recorded a one-time, pre-tax loss of approximately $12.5 million in the first quarter of 2010, primarily reflecting the revaluation of the balance sheet. On a consolidated basis, Venezuela represented less than 1% of our total revenues in 2009; the impact on our consolidated results of operations for the first quarter of 2010 was $2 million, resulting in a total impact on our financial statements of $14.5 million.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

LIQUIDITY AND CAPITAL RESOURCES

Three months ended March 31, 2010 compared to three months ended March 31, 2009

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At March 31, 2010, we had cash and cash equivalents of $264 million. For information regarding utilization and availability under our 2006 Senior Credit Agreement, see Note 5, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Operations

In the first three months of 2010 and 2009, we generated cash flows from operations of $349 million and $156 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The increase in 2010 versus 2009 was mainly a result of improvements in working capital including days inventory on hand, lower cash paid for income taxes and increased earnings. These increases were partially offset by the effect of the favorable days sales outstanding (“DSO”) development in 2009 as compared to stable DSO in the first quarter of 2010.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended March 31, 2010, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” commencing January 1, 2011.

Our working capital was $767 million at March 31, 2010 which decreased from $2,118 million at December 31, 2009, mainly as a result of reclassification of $1,386 million of long-term debt into short-term debt. Our revolving credit facility and Term Loan A are due on March 31, 2011. As a result, both amounts have been reclassified as short-term debt. See Note 5, “Long-Term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report for details on the balances outstanding as of March 31, 2010. Our ratio of current assets to current liabilities was 1.2.

We will focus our financing activities in the coming years on replacing subordinated debt as necessary with senior notes. Our intention for maturing long-term debt is to extend or renew the 2006 Senior Credit Agreement in the latter part of this year as well as to refinance or obtain additional financing for debt maturing in early 2011. We have sufficient financial resources – consisting of only partly drawn credit facilities and our accounts receivable facility – which we intend to preserve in the next years. We aim to keep committed and unutilized credit facilities to a minimum of $300 to $500 million.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

On February 17, 2010, a €50 million ($67.4 million at March 31, 2010) loan was disbursed from our 2009 agreement (“2009 Loan”) with the European Investment Bank (“EIB”). The loan bears variable interest rates which are based on EURIBOR plus applicable margin. These interest rates change every three months. The loan is due in 2013. In addition, on March 15, 2010, we drew down the remaining $80.8 million available on our 2005 Revolving Credit agreement (“2005 Revolving Credit”) with the EIB. The loan bears interest of 0.387% at March 31, 2010 and is due in 2013. For further information on the outstanding EIB balances, see Note 5, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Accounts receivable balances at March 31, 2010 and December 31, 2009, net of valuation allowances, represented DSO of approximately 72.

The development of DSO by operating segment is shown in the table below:

	March 31,	December 31,
	2010	2009

North America days sales outstanding	52	52

International days sales outstanding	111	110

FMC AG & Co. KGaA average days sales outstanding	72	72

DSO in the North America segment remained unchanged between March 31, 2010 and December 31, 2009. The increase in DSO for the International segment mainly reflects slight average payment delays by government and private entities most recently impacted by the worldwide financial crises. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially slightly more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis. Interest and income tax payments also have a significant impact on our cash from operations.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. That litigation is proceeding towards trial.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We have protested the disallowed deductions and will avail ourselves of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in our financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 9 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies – Legal Proceedings – Commercial Litigation”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $181 million and $146 million in investing activities in the three-month period ended March 31, 2010 and 2009, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $99 million in the first three months of 2010 and $111 in the same period in 2009. In the first three months of 2010, capital expenditures were $62 million in the North America segment and $37 million for the International segment. Capital expenditures in the first three months of 2009 were $71 million in the North America segment and $40 million for the International segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, and maintenance and expansion of production facilities primarily in North America and Germany and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 3% and 4% of total revenue in the first three months of 2010 and 2009, respectively.

We invested approximately $84 million cash in the first quarter of 2010, primarily for acquisitions of dialysis clinics, ($29 million in the North America segment, $51 million in the International segment and $4 million at Corporate) as compared to $37 million cash in the same period of 2009 ($6 million in the North America segment and $31 million in the International segment). We also received $2 million and $1 million in conjunction with divestitures in the first three months of 2010 and 2009, respectively.

We anticipate capital expenditures of approximately $550 to $650 million and expect to make acquisitions of up to $400 million in 2010. See “Outlook” below.

Financing

Net cash used in financing was $202 million in the first three months of 2010 compared to $24 million in the first three months of 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

In the first quarter of 2010, cash was mainly used for the repayment of the accounts receivable facility and part of the borrowings under the revolving credit facility, partially offset by our issuance of 5.5% Senior Notes in January 2010. For further information on the issuance of 5.5% Senior Notes, see Note 5, “Long-Term Debt and Capital Lease Obligations.” In the first quarter of 2009, cash was mainly used for repayment of debt.

The rating agencies identified in the table below assign credit ratings to us based on their assessments of our financing strategy, resources and financial performance. Our cost of borrowing is indirectly influenced by these ratings. The table below shows the ratings as of April 30, 2010:

Standard &
	Poor’s	Moody’s	Fitch

Corporate Credit Rating	BB	Ba1	BB
Outlook	positive	stable	stable

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $548 million, 19.0% of revenues for the three-month period ended March 31, 2010, and $501 million, 19.6% of revenues for the same period of 2009. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Senior Credit Agreement, Euro Notes, EIB, and the indentures relating to our 6 7/8% Senior Notes, our 5.50% Senior Notes and our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the three months
	ended March 31,
	2010	2009
	(in thousands)

Total EBITDA	$547,947	$501,313
Interest expense (net of interest income)	(67,425)	(74,290)
Income tax expense, net	(127,528)	(110,380)
Change in deferred taxes, net	12,824	9,684
Changes in operating assets and liabilities	(23,427)	(178,180)
Stock compensation expense	7,144	7,626
Other items, net	(447)	(209)

Net cash provided by operating activities	$349,088	$155,564

Balance Sheet Structure

Total assets as of March 31, 2010 increased slightly to $15.9 billion compared to $15.8 billion at year-end 2009. Current assets as a percent of total assets remained unchanged at 30% at March 31, 2010 and December 31,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three months ended March 31, 2010 and 2009

2009. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 45% at March 31, 2010 from 44% at year-end 2009.

Outlook

We confirm our outlook for the full year 2010 as depicted in the table below:

2010
($ in millions)

Net Revenues	> $12,000
Net Income attributable to FMC-AG & Co. KGaA	$950 - $980
Debt/EBITDA	< 2.5x
Capital Expenditures	~$550 - $650
Acquisitions	up to $400

Recently Implemented Accounting Standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-09 (“ASU 2010-09”), an update for Accounting Standard Codification (“ASC”) Topic 855, Subsequent Events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated within the financial statements. ASU 2010-09 became effective upon issuance in February 2010 and the Company adopted this requirement as of March 31, 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months
	ended March 31,
	2010	2009

Net revenue:
Dialysis Care	$2,170,784	$1,923,321
Dialysis Products	711,345	636,489

	2,882,129	2,559,810
Costs of revenue:
Dialysis Care	1,541,681	1,396,807
Dialysis Products	376,156	300,698

	1,917,837	1,697,505

Gross profit	964,292	862,305
Operating expenses:
Selling, general and administrative	517,714	443,567
Research and development	23,089	22,896

Operating income	423,489	395,842
Other (income) expense:
Interest income	(5,839)	(4,274)
Interest expense	73,264	78,564

Income before income taxes	356,064	321,552
Income tax expense	127,528	110,380

Net income	228,536	211,172
Less: Net income attributable to Noncontrolling interests	17,420	13,066

Net income attributable to FMC-AG & Co. KGaA	$211,116	$198,106

Basic income per ordinary share	$0.70	$0.67

Fully diluted income per ordinary share	$0.70	$0.66

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months
	ended March 31,
	2010	2009

Net Income	$228,536	$211,172

(Loss) gain related to cash flow hedges	(17,462)	61
Actuarial gains on defined benefit pension plans	1,190	1,218
Foreign currency translation	(124,937)	(85,013)
Income tax benefit (expense) related to components of other comprehensive income	4,881	(1,082)

Other comprehensive (loss), net of tax	(136,328)	(84,816)

Total comprehensive income	$92,208	$126,356
Comprehensive income attributable to Noncontrolling interests	16,305	12,087

Comprehensive income attributable to FMC-AG & Co. KGaA	$75,903	$114,269

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At March 31, 2010 and December 31, 2009
(in thousands, except share data)

	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$264,211	$301,225
Trade accounts receivable less allowance for doubtful accounts of $274,299 in 2010 and $266,449 in 2009	2,301,632	2,285,909
Accounts receivable from related parties	332,496	272,886
Inventories	824,173	821,654
Prepaid expenses and other current assets	759,888	729,306
Deferred taxes	306,436	316,820

Total current assets	4,788,836	4,727,800
Property, plant and equipment, net	2,381,782	2,419,570
Intangible assets	858,805	859,195
Goodwill	7,538,065	7,511,434
Deferred taxes	62,845	64,749
Other assets	242,794	238,567

Total assets	$15,873,127	$15,821,315

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$387,549	$362,407
Accounts payable to related parties	337,226	277,429
Accrued expenses and other current liabilities	1,468,555	1,335,553
Short-term borrowings and other financial liabilities	98,604	316,344
Short-term borrowings from related parties	9,768	10,440
Current portion of long-term debt and capital lease obligations	1,544,082	157,634
Income tax payable	143,308	116,978
Deferred taxes	32,710	32,930

Total current liabilities	4,021,802	2,609,715
Long-term debt and capital lease obligations, less current portion	3,029,411	4,427,921
Other liabilities	279,071	307,112
Pension liabilities	142,982	147,327
Income tax payable	218,648	215,921
Deferred taxes	425,907	427,530
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	628,505	656,096

Total liabilities	8,746,326	8,791,622
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,893,337 issued and outstanding	4,355	4,343
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 295,746,635 issued and outstanding	365,672	365,672
Ordinary shares subscribed	657	–
Additional paid-in capital	3,415,333	3,389,111
Retained earnings	3,322,646	3,111,530
Accumulated other comprehensive (loss) income	(184,937)	(49,724)

Total FMC-AG & Co. KGaA shareholders’ equity	6,923,726	6,820,932

Noncontrolling interests	203,075	208,761
Total equity	7,126,801	7,029,693

Total liabilities and equity	$15,873,127	$15,821,315

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the three months ended March 31, 2010 and 2009
(unaudited)
(in thousands)

	For the three months
	ended March 31,
	2010	2009

Operating Activities:
Net income	$228,536	$211,172
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	124,458	105,471
Change in deferred taxes, net	12,824	9,684
(Gain) on sale of investments	(338)	(209)
(Gain) on sale of fixed assets	(108)	–
Compensation expense related to stock options	7,144	7,626
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(59,073)	(26,246)
Inventories	(18,832)	(83,449)
Prepaid expenses, other current and non-current assets	(12,482)	(27,818)
Accounts receivable from related parties	(83,940)	12,429
Accounts payable to related parties	79,334	(1,563)
Accounts payable, accrued expenses and
other current and non-current liabilities	34,007	(61,761)
Income tax payable	37,558	10,228

Net cash provided by operating activities	349,088	155,564

Investing Activities:
Purchases of property, plant and equipment	(105,859)	(112,034)
Proceeds from sale of property, plant and equipment	6,818	1,327
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(83,621)	(36,532)
Proceeds from divestitures	2,043	918

Net cash (used in) investing activities	(180,619)	(146,321)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	36,369	20,477
Repayments of short-term borrowings and other financial liabilities	(36,902)	(59,661)
Proceeds from short-term borrowings from related parties	–	15,635
Repayments of short-term borrowings from related parties	–	(210)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $10,150 in 2010)	485,542	83,055
Repayments of long-term debt and capital lease obligations	(464,982)	(77,903)
(Decrease) increase of accounts receivable securitization program	(214,000)	–
Proceeds from exercise of stock options	17,023	8,966
Distributions to Noncontrolling interests	(34,008)	(14,060)
Contributions from Noncontrolling interests	8,378	–

Net cash (used in) financing activities	(202,580)	(23,701)

Effect of exchange rate changes on cash and cash equivalents	(2,903)	(4,333)

Cash and Cash Equivalents:
Net (decrease) in cash and cash equivalents	(37,014)	(18,791)
Cash and cash equivalents at beginning of period	301,225	221,584

Cash and cash equivalents at end of period	$264,211	$202,793

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the three months ended March 31, 2010 (unaudited) and year ended December 31, 2009 (audited)
(in thousands, except share data)

									Total
								Accumulated	FMC-AG &
	Preference Shares		Ordinary Shares		Ordinary	Additional		Other	Co. KGaA
	Number of	No par	Number of	No par	Shares	paid in	Retained	comprehensive	shareholders’	Noncontrolling
	shares	value	shares	value	subscribed	capital	earnings	income (loss)	equity	interests	Total

Balance at December 31, 2008	3,810,540	$4,240	293,932,036	$363,076	$—	$3,293,918	$2,452,332	$(151,284)	$5,962,282	$160,504	$6,122,786
Proceeds from exercise of options and related tax effects	73,788	103	1,814,599	2,596	–	64,585	–	–	67,284	–	67,284
Compensation expense related to stock options	–	–	–	–	–	33,746	–	–	33,746	–	33,746
Dividends paid	–	–	–	–	–	–	(231,940)	–	(231,940)	(61,499)	(293,439)
Purchase/ sale of Noncontrolling interests	–	–	–	–	–	(3,138)	–	–	(3,138)	25,477	22,339
Contributions from Noncontrolling interests	–	–	–	–	–	–	–	–	–	8,393	8,393
Net income	–	–	–	–	–	–	891,138	–	891,138	74,082	965,220
Other comprehensive income (loss)	–	–	–	–	–	–	–	101,560	101,560	1,804	103,364

Comprehensive income	–	–	–	–	–	–	–	101,560	992,698	75,886	1,068,584

Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$–	$3,389,111	$3,111,530	$(49,724)	$6,820,932	$208,761	$7,029,693

Proceeds from exercise of options and related tax effects	9,009	12	–	–	657	16,394	–	–	17,063	–	17,063
Compensation expense related to stock options	–	–	–	–	–	7,144	–	–	7,144	–	7,144
Dividends paid	–	–	–	–	–	–	–	–	–	(32,886)	(32,886)
Purchase/ sale of Noncontrolling interests	–	–	–	–	–	2,684	–	–	2,684	7,969	10,653
Contributions from Noncontrolling interests	–	–	–	–	–	–	–	–	–	2,926	2,926
Net income	–	–	–	–	–	–	211,116	–	211,116	17,420	228,536
Other comprehensive income (loss)	–	–	–	–	–	–	–	(135,213)	(135,213)	(1,115)	(136,328)

Comprehensive (loss) income	–	–	–	–	–	–	–	(135,213)	75,903	16,305	92,208

Balance at March 31, 2010	3,893,337	$4,355	295,746,635	$365,672	$657	$3,415,333	$3,322,646	$(184,937)	$6,923,726	$203,075	$7,126,801

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA“or the “Company”) a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2009 Annual Report on Form 20-F. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three-month period ended March 31, 2010 are not necessarily indicative of the results of operations for the year ending December 31, 2010.

Income tax expense in the amount of $5,004 for the three-month period ending March 31, 2009 in the prior year’s comparative consolidated financial statements has been reclassified to income attributable to noncontrolling interest to conform with the current year’s presentation.

2.	Related Party Transactions

a)	Service and Lease Agreements

The Company is party to service agreements with Fresenius SE, the sole stockholder of its General Partner and its largest shareholder with approximately 36% ownership of the Company’s voting shares, and certain affiliates of Fresenius SE that are not also subsidiaries of the Company (collectively “Fresenius SE”), to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. For the three-month periods ended March 31, 2010 and 2009, amounts charged by Fresenius SE to the Company under the terms of these agreements are $19,198 and $16,070, respectively. The Company also provides certain services to Fresenius SE, including research and development, central purchasing, patent administration and warehousing. The Company charged $1,726 and $6,557 for services rendered to Fresenius SE during the first three months of 2010 and 2009, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $5,045 and $4,893 during the first three-month of 2010 and 2009, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for the three-month periods ended March 31, 2010 and 2009 was $2,328 and $2,117, respectively, for its management services during those three-month periods.

b)	Products

For the three-month periods ended March 31, 2010, and 2009, the Company sold products to Fresenius SE for $4,041 and $3,971, respectively. During the three-month periods ended March 31, 2010, and 2009, the Company made purchases from Fresenius SE in the amount of $10,227 and $10,711, respectively.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Inc., through a group purchasing organization (“GPO”). In September 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired 100% of APP Inc. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the three-month periods ended March 31, 2010 and 2009, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $7,821 and $7,078, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c)	Financing Provided by and to Fresenius SE

During the second quarter 2009, the Company reclassified an account payable to Fresenius SE in the amount of €77,745 ($109,885 at June 30, 2009) from accounts payable to related parties to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($7,746 at March 31, 2010) was outstanding at March 31, 2010 and will be repaid in 2010 with an interest rate of 6%.

On August 19, 2009, the Company borrowed €1,500 ($2,022 as of March 31, 2010) from the General Partner at 1.335%, due on August 19, 2010.

On November 7, 2008, the Company entered into a loan agreement with Fresenius SE whereby it advanced Fresenius SE $50,000 at 6.45% interest which was due and repaid on April 30, 2009.

3.	Inventories

As of March 31, 2010 and December 31, 2009, inventories consisted of the following:

	March 31,	December 31,
	2010	2009

Raw materials and purchased components	$148,451	$154,599
Work in process	59,816	63,683
Finished goods	505,005	481,047
Health care supplies	110,901	122,325

Inventories	$824,173	$821,654

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

During the first quarter of 2009, inventory adjustments led to an increase in value of inventory at January 1, 2009, of $23,327 and a corresponding reduction in costs of revenues sold during the three month period ending March 31, 2009.

4.	Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of March 31, 2010 and December 31, 2009, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	March 31,	December 31,
	2010	2009

Borrowings under lines of credit	$92,045	$95,720
Accounts receivable facility	–	214,000
Other financial liabilities	6,559	6,624

Short-term borrowings and other financial liabilities	98,604	316,344
Short-term borrowings from related parties (see Note 2.c.)	9,768	10,440

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$108,372	$326,784

5.	Long-term Debt and Capital Lease Obligations

As of March 31, 2010 and December 31, 2009, long-term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2010	2009

2006 Senior Credit Agreement	$3,053,557	$3,522,040
6 7/8% Senior Notes	493,566	493,344
5.50% Senior Notes	332,587	–
Euro Notes	269,580	288,120
EIB Agreements	353,324	213,460
Capital lease obligations	16,121	17,600
Other	54,758	50,991

	4,573,493	4,585,555
Less current maturities	(1,544,082)	(157,634)

	$3,029,411	$4,427,921

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

2006 Senior Credit Agreement

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at March 31, 2010 and December 31, 2009:

	Maximum Amount
	Available		Balance Outstanding
	March 31,	December 31,	March 31,	December 31,
	2010	2009	2010	2009

Revolving Credit	$1,000,000	$1,000,000	$159,698	$594,714
Term Loan A	1,343,987	1,373,418	1,343,987	1,373,418
Term Loan B	1,549,872	1,553,908	1,549,872	1,553,908

	$3,893,859	$3,927,326	$3,053,557	$3,522,040

In addition, at March 31, 2010 and December 31, 2009, the Company had letters of credit outstanding in the amount of $97,287, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

5.50% Senior Notes

On January 20, 2010, the Company’s wholly owned subsidiary, FMC Finance VI S.A (“Finance VI”), issued €250,000 of senior unsecured notes (the “5.50% Senior Notes”) with a coupon of 5.50% at an issue price of 98.6636%. The 5.50% Senior Notes have a yield to maturity of 5.75% and are due July 15, 2016. Finance VI may redeem the 5.50% Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that Finance VI repurchase the 5.50% Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the 5.50% Senior Notes. Proceeds were used to repay short-term indebtedness and for general corporate purposes. The 5.50% Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”).

European Investment Bank Agreements

In December 2009, the Company entered into a €50,000 term-loan agreement with the European Investment Bank (“EIB”). A disbursement of the entire loan amount took place on February 17, 2010. The loan has a four-year term and is guaranteed by FMCH and D-GmbH. This loan bears variable interest rates which are based on EURIBOR plus applicable margin. These interest rates change every three months. The Company used the funds to refinance research and development projects.

In addition, on March 15, 2010, the Company drew down the remaining available balance of $80,812 on the 2005 Revolving Credit Facility. 2005, the Company entered into a revolving credit agreement with the EIB. Per the terms of the agreement, the Company could only effect borrowings until March 15, 2010 and could only drawdown up to €90,000 in total, which at the time of the initial borrowing equaled $115,800. The borrowing had an interest rate of 0.387% at March 31, 2010 and is due in 2013.

The Company also has two other EIB credit facilities as follows:

•	Loan 2005- €41,000 multi-currency term-loan credit facility expiring in 2013 which was fully drawn down in September 2005

•	Loan 2006- €90,000 multi-currency term-loan credit facility expiring in 2014 which was fully drawn down in February 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The borrowings under the four EIB credit facilities available at March 31, 2010 and December 31, 2009 are shown below:

	Balance outstanding
	March 31,	December 31,
	2010	2009

Revolving Credit	$115,812	$35,000
Loan 2005	48,806	48,806
Loan 2006	121,311	129,654
Loan 2009	67,395	—

	$353,324	$213,460

6.	Shareholders’ Equity

Subscribed Stock

In conjunction with 475,411 stock options exercised for ordinary shares during the three-month period ended March 31, 2010, the underlying ordinary shares had not been issued as of March 31, 2010. The Company received cash of $15,741 upon exercise of these options. The Company recorded the nominal value of $657 for ordinary shares subscribed in the Equity section of the Balance Sheet. The remaining balance of $15,850 for options exercised was recorded as additional paid in capital in equity.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

7.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2010 and 2009:

	For the three months
	ended March 31,
	2010	2009

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$211,116	$198,106
less:
Dividend Preference on Preference shares	26	24

Income available to all class of shares	$211,090	$198,082

Denominators:
Weighted average number of:
Ordinary shares outstanding	295,746,635	293,932,036
Preference shares outstanding	3,889,994	3,811,297

Total weighted average shares outstanding	299,636,629	297,743,333
Potentially dilutive Ordinary shares	1,403,186	64,602
Potentially dilutive Preference shares	46,825	87,242

Total weighted average Ordinary shares outstanding assuming dilution	297,149,821	293,996,638
Total weighted average Preference shares outstanding assuming dilution	3,936,819	3,898,539
Basic income per Ordinary share	$0.70	$0.67
Plus preference per Preference share	0.01	–

Basic income per Preference Share	$0.71	$0.67

Fully diluted income per Ordinary share	$0.70	$0.66
Plus preference per Preference share	0.01	0.01

Fully diluted income per Preference share	$0.71	$0.67

8.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table provides the calculations of net periodic benefit cost for the three-month periods ended March 31, 2010 and 2009.

	Three months ended
	March 31,
	2010	2009

Components of net periodic benefit cost:
Service cost	$2,050	$1,902
Interest cost	5,667	5,285
Expected return on plan assets	(4,366)	(3,965)
Amortization of unrealized losses	1,190	1,218

Net periodic benefit costs	$4,541	$4,440

9.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

“Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the Court of Appeals for the Federal Circuit. In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original district court order. On September 10, 2009, the Court of Appeals reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Court of Appeals affirmed the district court’s decision; however, the Court of Appeals vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds already contributed will remain in escrow until the case is finally concluded. On March 18, 2010, the U.S. Patent and Trademark Office (USPTO) and the Board of Patent Appeals and Interferences ruled in reexamination that the remaining Baxter patent is invalid.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four recently issued patents (late 2007-2008), all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

osmotic pressure). This case is currently stayed pursuant to court order. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue. All the asserted patents now stand rejected in an ongoing reexamination at the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Libertytm cycler infringes nine patents owned by or licensed to Baxter. Sales of the Liberty cyclers commenced in July 2008. During and after discovery, six of the asserted patents were dropped from the suit. The Company believes that the Libertytm cycler does not infringe any valid claims of the Baxter/DEKA patents.

A patent infringement action has been pending in Germany between Gambro Industries (“Gambro”) on the one side and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMC-AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Gambro herein alleged patent infringements by Fresenius Medical Care concerning a patent on a device for the preparation of medical solutions. The District Court of Mannheim rendered a judgment on June 27, 2008 deciding in favor of Gambro and declaring that Fresenius Medical Care has infringed a patent. Accordingly, the court ordered Fresenius Medical Care to pay compensation (to be determined in a separate court proceeding which was recently initiated by Gambro; after a first hearing in February, the court has not made any orders yet) for alleged infringement and to stop offering the alleged patent infringing technology in its original form in Germany. D-GmbH brought an invalidity action in the Federal German Patent Court (“BPatG”) against Gambro’s patent. This case is currently pending with the Federal Court of Justice as the court of appeal. Fresenius Medical Care has also filed an appeal against the District Court’s verdict. On January 5, 2009, Gambro enforced such verdict provisionally by way of security. However, preceding such enforcement Fresenius Medical Care had already developed design modifications, being an alternative technical solution, and replaced the alleged patent infringing technology in all of the affected devices. In view of the pending appeal against BPatG’s verdict and Fresenius Medical Care’s appeal against the District Court’s verdict, Fresenius Medical Care continues to believe that the alleged patent infringing technology does not infringe any valid patent claims of Gambro. Therefore, the Company has made no provision in the financial statements for any potential liability in this matter.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23 million in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. The Company appealed the Tennessee District Court’s decision to the United States Court of Appeals for the Sixth Circuit and secured a stay of enforcement of the judgment pending appeal. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of defendants on all counts based on a jury verdict rendered on February 25 and on rulings of law made by the Court during the trial.

On June 25, 2009, FMCH received a subpoena from the U.S. Department of Justice, U.S. Attorney for the District of Massachusetts. The subpoena seeks information relating to the results of certain laboratory tests ordered for patients treated in FMCH’s dialysis facilities during the years 2004 through 2009. The Company intends to cooperate fully in the government’s investigation.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. The litigation is proceeding towards trial.

For the tax year 1997, the Company recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authority’s decision.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

Following Fresenius Medical Care & Co KGaA’s Annual General Meeting of Shareholders (“AGM”) on May 7, 2009, two shareholders challenged, on the basis of alleged insufficient disclosure during the AGM, resolutions taken by the shareholders on (i) the approval of the actions of the General Partner and (ii) the approval of the actions of the members of the Supervisory Board. Upon conclusion of the proceedings, the court will either uphold the respective resolutions or order their annulment. The Company is of the opinion that the challenges are without merit and will defend this litigation vigorously. A hearing scheduled for March 2010 has been postponed. Furthermore, one of the plaintiffs withdrew his legal challenge in March 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

10.	Financial Instruments

As a global supplier of dialysis services and products in more than 115 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and also expects in the future generally stable reimbursements for its dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at March 31, 2010, and December 31, 2009.

	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$264,211	$264,211	$301,225	$301,225
Accounts Receivable	2,634,128	2,634,128	2,558,795	2,558,795
Liabilities
Accounts payable	724,775	724,775	639,836	639,836
Short-term borrowings	98,604	98,604	316,344	316,344
Short-term borrowings from related parties	9,768	9,768	10,440	10,440
Long term debt, excluding 2006 Senior Credit Agreement, Euro Notes and Senior Notes	424,203	424,203	282,051	282,051
2006 Senior Credit Agreement	3,053,557	2,991,319	3,522,040	3,429,470
Trust Preferred Securities	628,505	660,724	656,096	688,026
Euro Notes	269,580	278,498	288,120	299,621
Senior Notes	826,153	870,481	493,344	498,750

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, as noted in the captions shown in Note 5.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable and accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The fair values of the major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis an assessment of the Company’s counterparty credit risk is performed, which we consider currently to be low.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of March 31, 2010 the Company had no foreign exchange options.

Changes in the fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”) when they qualify for hedge accounting. Additionally, in connection with intercompany loans in foreign currency,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or SG&A for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $979,031 and $1,076,217 at March 31, 2010 and December 31, 2009, respectively.

The Company also enters into derivative contracts of forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $870,082 and $750,812 at March 31, 2010 and December 31, 2009, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges. The majority of the interest rate swap agreements effectively convert the major part of payments based on variable interest rates applicable to the Company’s 2006 Senior Credit Agreement denominated in U.S. dollars into payments at a fixed interest rate. The remaining interest rate swaps have been entered into in anticipation of future debt issuances.

As of March 31, 2010 and December 31, 2009, the notional amounts of interest rate swaps in place were $3,050,000 and $2,400,000, respectively.

Derivative Financial Instruments Valuation

The following table shows the Company’s derivatives at March 31, 2010 and December 31, 2009.

	March 31, 2010		December 31, 2009
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	5,459	(58,718)	8,899	(9,251)
Interest rate contracts (Dollar)	–	(34,471)	–	(305)
Non-current
Foreign exchange contracts	74	(531)	5,284	(830)
Interest rate contracts (Dollar)	–	(76,489)	–	(105,810)
Interest rate contracts (Yen)	–	(3)	–	(3)

Total	$5,533	$(170,212)	$14,183	$(116,199)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	2,161	(43,840)	7,696	(6,217)
Non-current
Foreign exchange contracts	11	(2)	9	–

Total	$2,172	$(43,842)	$7,705	$(6,217)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

(1)	As of March 31, 2010, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at reporting date.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain)
	Amount of Gain or			reclassified from AOCI in Income
	(Loss) Recognized in OCI		Location of (Gain)	(Effective Portion)
	on Derivatives		Reclassified from	for the three months
Derivatives in Cash Flow	(Effective Portion)		AOCI in Income	ended March 31,
Hedging Relationships	March 31, 2010	March 31, 2009	(Effective Portion)	2010	2009

Interest rate contracts (Dollar)	$(4,846)	$7,441	Interest income/expense	$–	$(33)
Interest rate contracts (Yen)	0	4	Interest income/expense	–	–
Foreign exchange contracts	(14,096)	(5,984)	Costs of Revenue	1,480	(1,367)

	$(18,942)	$1,461		$1,480	$(1,400)

		Amount of (Gain) or Loss
		Recognized in Income
	Location of (Gain) or Loss	on Derivatives
Derivatives not Designated	Recognized in Income	for the three months ended March 31,
as Hedging Instruments	on Derivative	2010	2009

Foreign exchange contracts	Selling, general and administrative expense	$39,706	$(2,249)
	Interest income/expense	803	508

		$40,509	$(1,741)

The Company expects to recognize $8,244 of losses deferred in accumulated other comprehensive income at March 31, 2010, in earnings during the next twelve months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

As of March 31, 2010, the Company had foreign exchange derivatives with maturities of up to 32 months and interest rate swaps with maturities of up to 29 months.

11.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and manufacturing and distribution products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three-month periods ended March 31, 2010 and 2009 is set forth below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	North		Segment
	America	International	Total	Corporate	Total

Three months ended March 31, 2010
Net revenue external customers	$1,959,689	$922,223	$2,881,912	$217	$2,882,129
Inter – segment revenue	565	21,099	21,664	(21,664)	–

Revenue	1,960,254	943,322	2,903,576	(21,447)	2,882,129

Depreciation and amortization	(71,703)	(50,371)	(122,074)	(2,384)	(124,458)

Operating income	306,216	150,930	457,146	(33,657)	423,489

Segment assets	11,230,330	4,265,453	15,495,783	377,344	15,873,127

Capital expenditures, acquisitions and investments(1)	92,851	92,783	185,634	3,846	189,480

Three months ended March 31, 2009
Net revenue external customers	$1,773,813	$785,843	$2,559,656	$154	$2,559,810
Inter – segment revenue	–	17,526	17,526	(17,526)	–

Revenue	1,773,813	803,369	2,577,182	(17,372)	2,559,810

Depreciation and amortization	(63,694)	(39,752)	(103,446)	(2,025)	(105,471)

Operating income	271,936	146,788	418,724	(22,882)	395,842

Segment assets	10,964,315	3,523,392	14,487,707	381,049	14,868,756

Capital expenditures, acquisitions and investments(2)	76,451	71,660	148,111	455	148,566

(1)	International acquisitions exclude $10,413 of non-cash acquisitions for 2010.

(2)	International acquisitions exclude $2,293 of non-cash acquisitions for 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

12.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Three months ended
	March 31,
	2010	2009

Supplementary cash flow information:
Cash paid for interest	$83,573	$94,826

Cash paid for income taxes(1)	$68,385	$90,227

Cash inflow for income taxes from stock option exercises	$1,106	$1,388

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(109,644)	$(44,747)
Liabilities assumed	10,062	5,501
Noncontrolling interest	5,539	(71)
Notes assumed in connection with acquisition	10,413	2,293

Cash paid	(83,630)	(37,024)
Less cash acquired	1,169	1,525

Net cash paid for acquisitions	$(82,461)	$(35,499)

(1)	Net of tax refund

13.	Supplemental Condensed Combining Information

In June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued euro-denominated and U.S. dollar-denominated senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to Fresenius Medical Care Capital Trust IV and Fresenius Medical Care Capital Trust V, statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of the trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiary as the issuer of the euro-denominated senior subordinated notes held by Capital Trust V.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on 6 7/8% senior notes which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries and FMC Finance VI S.A., a wholly-owned subsidiary of the Company, is the obligor on 5.50% senior notes which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries (see Note 5). The financial statements in this report present the financial condition, results of operations and cash flows of the Company, the obligor on the above-mentioned euro-denominated senior subordinated notes, on a consolidated basis as of March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009. The following combining financial information for the Company is as of March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009, segregated between FMC Finance III S.A. and FMC Finance VI S.A. as issuers, the Company, D-GmbH

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

and FMCH as guarantors, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the three months ended March 31, 2010
	Issuer		Guarantors
	FMC	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	–	$–	$760,036	$–	$2,718,181	$(596,088)	$2,882,129
Cost of revenue	–	–	–	619,459	–	1,892,895	(594,517)	1,917,837

Gross profit	–	–	–	140,577	–	825,286	(1,571)	964,292

Operating expenses (income):
Selling, general and administrative	5	11	23,941	37,981	18,347	437,520	(91)	517,714
Research and development	–	–	–	15,345	–	7,744	–	23,089

Operating (loss) income	(5)	(11)	(23,941)	87,251	(18,347)	380,022	(1,480)	423,489

Other (income) expense:
Interest, net	(180)	(117)	12,242	751	12,940	53,960	(12,171)	67,425
Other, net	–	–	(262,467)	56,758	(136,135)	–	341,844	–

Income (loss) before income taxes	175	106	226,284	29,742	104,848	326,062	(331,153)	356,064

Income tax expense (benefit)	50	30	15,168	24,520	(12,327)	144,183	(44,096)	127,528

Net income (loss)	125	76	211,116	5,222	117,175	181,879	(287,057)	228,536
Net income attributable to Noncontrolling interests	–	–	–	–	–	–	17,420	17,420

Net income (loss) attributable to the group	$125	76	$211,116	$5,222	$117,175	$181,879	$(304,477)	$211,116

	For the three months ended March 31, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$582,874	$–	$2,524,081	$(547,145)	$2,559,810
Cost of revenue	–	–	467,642	–	1,787,599	(557,736)	1,697,505

Gross profit	–	–	115,232	–	736,482	10,591	862,305

Operating expenses (income):
Selling, general and administrative	3	9,937	34,701	6,073	384,135	8,718	443,567
Research and development	–	–	16,521	–	6,375	–	22,896

Operating (loss) income	(3)	(9,937)	64,010	(6,073)	345,972	1,873	395,842

Other (income) expense:
Interest, net	(180)	2,468	2,259	14,552	65,509	(10,318)	74,290
Other, net	–	(226,201)	36,898	(118,208)	–	307,511	–

Income (loss) before income taxes	177	213,796	24,853	97,583	280,463	(295,320)	321,552

Income tax expense (benefit)	52	15,690	19,659	(8,095)	105,615	(22,541)	110,380

Net income (loss)	125	198,106	5,194	105,678	174,848	(272,779)	211,172
Net income attributable to Noncontrolling interests	–	–	–	–	–	13,066	13,066

Net income (loss) attributable to the group	$125	$198,106	$5,194	$105,678	$174,848	$(285,845)	$198,106

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At March 31, 2010
	Issuer		Guarantors
	FMC	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$42	$22	$745	$139	$–	$245,201	$18,062	$264,211
Trade accounts receivable, less allowance for doubtful accounts	–	–	–	154,618	–	2,147,014	–	2,301,632
Accounts receivable from related parties	8,129	3,718	1,992,730	660,453	526,876	2,680,587	(5,539,997)	332,496
Inventories	–	–	–	196,418	–	709,531	(81,776)	824,173
Prepaid expenses and other current assets	–	–	153,799	24,866	200	619,876	(38,853)	759,888
Deferred taxes	–	–	–	–	–	286,449	19,987	306,436

Total current assets	8,171	3,740	2,147,274	1,036,494	527,076	6,688,658	(5,622,577)	4,788,836

Property, plant and equipment, net	–	–	339	175,799	–	2,296,667	(91,023)	2,381,782
Intangible assets	–	–	597	48,004	–	810,204	–	858,805
Goodwill	–	–	–	6,045	–	7,532,020	–	7,538,065
Deferred taxes	–	–	–	–	–	95,006	(32,161)	62,845
Other assets	493,566	332,587	7,031,598	1,194,684	9,033,468	(6,007,174)	(11,835,935)	242,794

Total assets	$501,737	$336,327	$9,179,808	$2,461,026	$9,560,544	$11,415,381	$(17,581,696)	$15,873,127

Current liabilities:
Accounts payable	$–	$–	$1,297	$18,197	$–	$368,055	$–	$387,549
Accounts payable to related parties	201	–	826,010	644,665	1,510,865	2,888,786	(5,533,301)	337,226
Accrued expenses and other current liabilities	7,260	3,625	106,019	99,743	782	1,246,152	4,974	1,468,555
Short-term borrowings	–	–	125	–	–	98,479	–	98,604
Short-term borrowings from related parties	–	–	–	–	–	2,022	7,746	9,768
Current portion of long-term debt and capital lease obligations	–	–	–	–	269,830	1,274,252	–	1,544,082
Income tax payable	35	29	33,485	–	–	111,458	(1,699)	143,308
Deferred taxes	–	–	537	9,068	–	27,723	(4,618)	32,710

Total current liabilities	7,496	3,654	967,473	771,673	1,781,477	6,016,927	(5,526,898)	4,021,802

Long term debt and capital lease obligations, less current portion	493,566	332,587	867,837	–	1,288,728	2,683,040	(2,636,347)	3,029,411
Long term borrowings from related parties	–	–	336,837	207,326	493,566	407,586	(1,445,315)	–
Other liabilities	–	–	76,491	7,268	–	171,086	24,226	279,071
Pension liabilities	–	–	3,834	109,986	–	29,162	–	142,982
Income tax payable	–	–	1,066	–	–	105,431	112,151	218,648
Deferred taxes	–	–	2,544	3,131	–	434,573	(14,341)	425,907
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	–	–	–	–	–	628,505	–	628,505

Total liabilities	501,062	336,241	2,256,082	1,099,384	3,563,771	10,476,310	(9,486,524)	8,746,326

Total FMC-AG & Co. KGaA shareholders’ equity	675	86	6,923,726	1,361,642	5,996,773	735,996	(8,095,172)	6,923,726
Noncontrolling interests	–	–	–	–	–	203,075	–	203,075

Total equity	675	86	6,923,726	1,361,642	5,996,773	939,071	(8,095,172)	7,126,801

Total liabilities and equity	$501,737	$336,327	$9,179,808	$2,461,026	$9,560,544	$11,415,381	$(17,581,696)	$15,873,127

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$108	$24	$194	$–	$286,205	$14,694	$301,225
Trade accounts receivable, less allowance for doubtful accounts	–	–	158,089	–	2,128,308	(488)	2,285,909
Accounts receivable from related parties	16,543	1,837,748	628,819	539,867	2,600,656	(5,350,747)	272,886
Inventories	–	–	202,837	–	701,429	(82,612)	821,654
Prepaid expenses and other current assets	1	110,117	16,072	50	608,990	(5,924)	729,306
Deferred taxes	–	–	–	–	294,214	22,606	316,820

Total current assets	16,652	1,947,889	1,006,011	539,917	6,619,802	(5,402,471)	4,727,800
Property, plant and equipment, net	–	266	191,445	–	2,322,145	(94,286)	2,419,570
Intangible assets	–	622	50,263	–	808,310	–	859,195
Goodwill	–	–	3,508	–	7,507,926	–	7,511,434
Deferred taxes	–	–	–	–	91,346	(26,597)	64,749
Other assets	493,344	7,001,455	1,193,451	9,142,162	(6,254,725)	(11,337,120)	238,567

Total assets	$509,996	$8,950,232	$2,444,678	$9,682,079	$11,094,804	$(16,860,474)	$15,821,315

Current liabilities:
Accounts payable	$4	$217	$19,131	$–	$343,055	$–	$362,407
Accounts payable to related parties	200	867,147	600,951	1,500,829	2,672,902	(5,364,600)	277,429
Accrued expenses and other current liabilities	15,868	42,304	98,966	791	1,178,644	(1,020)	1,335,553
Short-term borrowings	–	130	–	–	316,214	–	316,344
Short-term borrowings from related parties	–	–	–	–	2,161	8,279	10,440
Current portion of long-term debt and capital lease obligations	–	–	–	133,866	23,768	–	157,634
Income tax payable	30	32,342	–	–	83,958	648	116,978
Deferred taxes	–	2,569	8,692	–	24,288	(2,619)	32,930

Total current liabilities	16,102	944,709	727,740	1,635,486	4,644,990	(5,359,312)	2,609,715
Long term debt and capital lease obligations, less current portion	493,344	1,063,346	–	1,576,242	4,096,766	(2,801,777)	4,427,921
Long term borrowings from related parties	–	4,543	226,936	493,344	430,743	(1,155,566)	–
Other liabilities	–	105,810	7,693	–	170,121	23,488	307,112
Pension liabilities	–	3,702	114,666	–	28,959	–	147,327
Income tax payable	–	1,139	–	–	100,917	113,865	215,921
Deferred taxes	–	6,051	3,110	–	428,448	(10,079)	427,530
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	–	–	–	–	656,096	–	656,096

Total liabilities	509,446	2,129,300	1,080,145	3,705,072	10,557,040	(9,189,381)	8,791,622
Total FMC-AG & Co. KGaA shareholders’ equity	550	6,820,932	1,364,533	5,977,007	329,003	(7,671,093)	6,820,932
Noncontrolling interests	–	–	–	–	208,761	–	208,761

Total equity	550	6,820,932	1,364,533	5,977,007	537,764	(7,671,093)	7,029,693

Total liabilities and equity	$509,996	$8,950,232	$2,444,678	$9,682,079	$11,094,804	$(16,860,474)	$15,821,315

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2010
	Issuer		Guarantors
	FMC	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$125	$76	$211,116	$5,222	$117,175	$181,879	$(287,057)	$228,536
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Equity affiliate income	–	–	(174,335)	–	(136,135)	–	310,470	–
Depreciation and amortization	–	–	373	9,475	222	119,881	(5,493)	124,458
Change in deferred taxes, net	–	–	(1,920)	1,188	–	13,103	453	12,824
Loss (gain) on sale of fixed assets and investments	–	–	–	44	–	(490)	–	(446)
Loss (gain) on investments	–	–	–	29	–	–	(29)	–
Compensation expense related to stock options	–	–	7,144	–	–	–	–	7,144
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	–	(6,876)	–	(52,197)	–	(59,073)
Inventories	–	–	–	(6,805)	–	(13,140)	1,113	(18,832)
Prepaid expenses and other current and non-current assets	–	1	10,071	(9,556)	18,600	(30,860)	(738)	(12,482)
Accounts receivable from / payable to related parties	8,416	(3,814)	(34,746)	(65,933)	9,274	92,184	(9,987)	(4,606)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,612)	3,691	8,083	8,997	(8)	20,572	1,284	34,007
Income tax payable	5	30	3,308	–	(12,327)	44,279	2,263	37,558

Net cash (used in) provided by operating activities	(66)	(16)	29,094	(64,215)	(3,199)	375,211	12,279	349,088

Investing Activities:
Purchases of property, plant and equipment	–	–	(144)	(6,875)	–	(104,623)	5,783	(105,859)
Proceeds from sale of property, plant and equipment	–	–	9	535	–	6,274	–	6,818
Disbursement of loans to related parties	–	(341,105)	105,587	46	161,691	–	73,781	–
Acquisitions and investments, net of cash acquired,
and net purchases of intangible assets	–	–	(702)	(2,149)	–	(82,782)	2,012	(83,621)
Proceeds from divestitures	–	–	–	–	–	2,043	–	2,043

Net cash (used in) provided by investing activities	–	(341,105)	104,750	(8,443)	161,691	(179,088)	81,576	(180,619)

Financing Activities:
Short-term borrowings, net	–	–	4	72,615	–	(73,152)	–	(533)
Long-term debt and capital lease obligations, net	–	341,105	(152,739)	–	(158,492)	64,467	(73,781)	20,560
(Decrease) increase of accounts receivable securitization program	–	–	–	–	–	(214,000)	–	(214,000)
Proceeds from exercise of stock options	–	–	15,917	–	–	1,106	–	17,023
Dividends paid	–	–	–	–	–	12	(12)	–
Capital increase (decrease)	–	–	–	–	–	2,012	(2,012)	–
Distributions to Noncontrolling interests	–	–	–	–	–	(34,008)	–	(34,008)
Contributions from Noncontrolling interests	–	–	–	–	–	8,378	–	8,378

Net cash provided by (used in) financing activities	–	341,105	(136,818)	72,615	(158,492)	(245,185)	(75,805)	(202,580)

Effect of exchange rate changes on cash and cash equivalents	–	(3)	3,695	(12)	–	(6,595)	12	(2,903)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(66)	(19)	721	(55)	–	(55,657)	18,062	(37,014)
Cash and cash equivalents at beginning of period	108	41	24	194	–	300,858	–	301,225

Cash and cash equivalents at end of period	$42	$22	$745	$139	$–	$245,201	$18,062	$264,211

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$125	$198,106	$5,193	$105,678	$174,849	$(272,779)	$211,172
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity affiliate income	–	(143,735)	–	(118,208)	–	261,943	–
Depreciation and amortization	–	332	8,376	222	101,350	(4,809)	105,471
Change in deferred taxes, net	–	30,465	4,177	–	(25,893)	935	9,684
Loss (gain) on sale of fixed assets and investments	–	–	206	–	(415)	–	(209)
Compensation expense related to stock options	–	7,626	–	–	–	–	7,626
Changes in assets and liabilities, net of amounts from
businesses acquired:
Trade accounts receivable, net	–	–	1,018	–	(27,264)	–	(26,246)
Inventories	–	–	(24,741)	–	(48,129)	(10,579)	(83,449)
Prepaid expenses and other current and non-current assets	1	(7,556)	(8,653)	6,427	(26,581)	8,544	(27,818)
Accounts receivable from / payable to related parties	8,501	(84,689)	(42,071)	9,439	119,815	(129)	10,866
Accounts payable, accrued expenses and other current and non-current liabilities	(8,611)	6,420	8,808	(455)	(69,297)	1,374	(61,761)
Income tax payable	32	(29,998)	–	(8,095)	39,206	9,083	10,228

Net cash provided by (used in) operating activities	48	(23,029)	(47,687)	(4,992)	237,641	(6,417)	155,564

Investing Activities:
Purchases of property, plant and equipment	–	(63)	(11,127)	–	(105,469)	4,625	(112,034)
Proceeds from sale of property, plant and equipment	–	–	96	–	1,231	–	1,327
Disbursement of loans to related parties	–	531	41	38,848	–	(39,420)	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(4,161)	(432)	–	(36,004)	4,065	(36,532)
Proceeds from divestitures	–	–	–	–	918	–	918

Net cash (used in) provided by investing activities	–	(3,693)	(11,422)	38,848	(139,324)	(30,730)	(146,321)

Financing Activities:
Short-term borrowings, net	–	(16,937)	59,088	–	(65,910)	–	(23,759)
Long-term debt and capital lease obligations, net	–	33,839	–	(33,856)	(34,251)	39,420	5,152
Proceeds from exercise of stock options	–	7,578	–	–	1,388	–	8,966
Dividends paid	–	–	–	–	(2,203)	2,203	–
Capital increase (decrease)	–	–	–	–	4,065	(4,065)	–
Distributions to Noncontrolling interests	–	–	–	–	(14,060)	–	(14,060)

Net cash provided by (used in) financing activities	–	24,480	59,088	(33,856)	(110,971)	37,558	(23,701)

Effect of exchange rate changes on cash and cash equivalents	–	2,242	(2)	–	(6,585)	12	(4,333)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	48	–	(23)	–	(19,239)	423	(18,791)
Cash and cash equivalents at beginning of period	23	–	44	–	221,517	–	221,584

Cash and cash equivalents at end of period	$71	$–	$21	$–	$202,278	$423	$202,793

Quantitative and Qualitative Disclosures About Market Risk

During the period ended March 31, 2010, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2009.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer/Acting Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Other Information

Legal Proceedings

The information in Note 9 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

10.1	Indenture dated as of January 20, 2010 by and among FMC Finance VI S.A., the Registrant and other Guarantors party thereto and U.S. Bank National Association, as Trustee relating to the 5.50% Senior Notes due 2016 of FMC Finance VI S.A.
10.2	Form of Note Guarantee for 5.50% Senior Notes due 2016 (included in Exhibit 10.1).
31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer and Member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101	The following financial statements as of and for the three-month period ended March 31, 2010 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of May 2010, formatted in XBRL (eXtensible Business Language Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 5, 2010

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

Fresenius Medical Care Management AG,its
general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of the
General Partner

By:
/s/  Michael Brosnan
Name:     Michael Brosnan

Title:	Chief Financial Officer and
member of the Management Board of the General Partner